October 31, 2006
Via EDGARLink Transmission and Facsimile
Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	HYPERCOM CORPORATION (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 001-13521
Dear Mr. Krikorian:
This letter responds to the Staff’s comments concerning our Form 10-K for the year ended December 31, 2005, Form 10-Q for the three month period ended March 31, 2006 and Form 10-Q for the three month period ended June 30, 2006 as set forth in the Staff’s letter dated October 3, 2006. We appreciate the purpose of your review is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.
For your convenience, the Staff’s comments are repeated below in bold, with our responses to each comment set forth immediately thereafter.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 2. Significant Accounting Policies
Revenue Recognition and Contract Accounting, pages 64-65
1.	Your response to prior comment number 3 states, “[r]evenue from repair and other services is recorded in net product and other revenue.” We further note from your response to prior comment number 6 that you classify the revenue generated from consulting services as product and other revenue. However, revenue earned from these services should be reported in your service revenue financial statement caption pursuant to Rule 5-03 of Regulation S-X. Please tell us how you plan to comply with this guidance.

In response to the Staff’s comment, we note that our “other revenues” included in “product and other revenue” for the year ended December 31, 2005, is comprised of terminal repair revenue of approximately $15.5 million; software development consulting revenue of approximately $4.9 million and terminal rental revenue of approximately $0.2 million and none of these revenue streams individually or in aggregate has reached the 10% threshold of consolidated revenue as defined in Rule 5-03 of Regulation S-X.

The underlying rationale we used in including this revenue in “product and other revenues” is due to this revenue being generated primarily from activities centered on our core terminal customers. These activities include non-warranty repairs, software development consulting, and terminal rentals. These activities are a by-product of our terminal sales and do not relate to our stand-alone service businesses run by separate service management. Our stand-alone service businesses represent full scale service operations around the world which include separate management teams and staffing (see discussion of our services business in Part I — Business of our 2005 Form 10-K). These service businesses are either separate legal entities or reporting divisions within our existing reporting structure. At the time the revenues from these businesses reached 10% of revenue (2004 Form 10-K) we disclosed such revenue and related costs separately in accordance with Rule 5-03 of Regulation S-X.

In summary, the classification of our revenues is aligned with management’s activities, internal reporting, cash flow streams and underlying business activities.

2.	We note your analysis of the factors from AICPA Technical Practice Aid 5100.39 supporting your conclusion that your product sale and long-term service contracts should not be accounted for as a single contract in response to prior comment number 5. Please clarify the following with respect to the analysis supporting your conclusion:
•	Your analysis indicates that service and product sales contracts with a single customer are negotiated separately. Clarify whether these contracts are negotiated or executed within a short time of each other. If these contracts are negotiated or executed within a short time of each other, this wou1d indicate the contracts should be accounted for as a single contract.

•	Clarify how you concluded the product and service elements are not interrelated. In this respect, we note your service contracts include monthly payment terms based on the number of installed terminals under contract.
In response to the Staff’s comment, we note that our stand-alone service contracts are with major banks and credit card associations and are long-term in nature and not negotiated or executed on a routine basis. These contracts are generally awarded through a competitive bid process. Our stand-alone service contract customers also purchase electronic transaction terminals for deployment at their merchant customers. These terminal purchases are also subject to competitive bid processes in which we and other manufacturers are required to submit a formal proposal. If a service contract and a terminal sale contract are executed within a short time of each other with Hypercom or one of our competitors, it is purely coincidental.

Additionally, we do not price the monthly per unit service fee under our stand-alone service contracts or the per unit terminal sale price under product sale contracts with any correlation to the other, nor is there any inter-dependencies of either contract towards the other contract (i.e. hardware pricing in not contingent upon receiving any service business). Both prices are negotiated independently based on consideration of our cost and the competitive marketplace pricing.

3.	It appears that your response to prior comment number 5 only addresses your application of AICPA Technical Practice Aid 5100.39 with respect to your long-term service contracts. Please also address how you have considered the criteria in AICPA Technical Practice Aid 5100.39 when concluding that separate contracts for your special “one-off” services should not be viewed as one multiple-element arrangement together with product sale contracts and/or long-term service contracts. As part of your response, clarify why you consider consulting services covered by separate contracts to be part of a multiple—element arrangement, as noted by your response to prior comment number 6 indicating that these arrangements are subject to the guidance of EITF 00-21, while other “one-off” services are considered separate arrangements.

In response to the Staff’s comment, we believe all of our stand-alone service contracts and our special one-off service arrangements are separate from our product sales agreements and should be assessed independently for revenue recognition. We have consistently recorded special one-off service arrangements performed by our stand-alone service businesses in “services revenues.” As noted in response to Comment #1 above, special one-off projects, including software development consulting, performed by divisions of our organization other than our stand-alone service businesses have been recorded in “product and other revenues.” Additionally, we generally do not believe the following factors from AICPA Technical Practice Aid 5100.39 indicate that any of our product sale contracts and special one-off service arrangements should be accounted for as a multiple-element arrangement.
•	Contracts for the sale of terminals are entered into on an ongoing basis when customers have a demand for additional terminals. These are generally on-going over time and are neither related to nor dependent upon the timing of one-off service arrangement executions.

•	There is no interdependence between a terminal sales contract and the execution of a one-off service arrangement with a customer. Our special one-off service arrangements are generally subject to competitive bid processes irrespective of any terminal sale contract.

•	The fees for terminal sales contracts are not subject to refund or forfeiture if a services arrangement is not completed satisfactorily (and vice versa).

•	Our services arrangements and product sales contracts do not contain any provisions that are essential to the functionality of the other contract.

•	The payment terms and performance criteria of terminal sales contracts do not overlap with those of our special one-off service arrangements. Our one-off service arrangements include payment terms based on the performance of specified tasks whereas our product sales contract payment terms are set based on a specified number of days after delivery.

•	Special one-off service arrangements and product sales contracts with a single customer are negotiated separately and are not bundled or combined into a single project. In the past five years we had one contact for less than $3 million that was specifically bundled as a hardware/software/service contract. We accounted for this contract as a multiple-element arrangement.
Based on the factors discussed above, we have concluded that our special one-off service arrangements generally should not be viewed as multiple-element arrangement with a product sales contracts.

4.	We note your response to prior comment number 6, which states, “[t]hese consulting services are covered by separate contracts and are therefore accounted as separate units of accounting under EITF 00-21.” Clarify the support underlying your conclusion that the product and consulting service elements of these arrangements should be considered separate units of accounting. Tell us the relevance of the separate contract notion of your response and why you believe that it meets the criteria of EITF 00-21 to consider these elements separate units of accounting. Further, expand your analysis to clarify how you have met the criteria of paragraph 9 of EITF 00-21 to separate your product and consulting service elements into separate units of accounting. Specifically, clarify whether you have established objective and reliable evidence of the fair value of the consulting services. We refer you to paragraph 16 of EITF 00-21.

In response to the Staff’s comment, we note that the consulting services referred to in our website and our prior Comment Letter responses are special one-off service arrangements. Additionally, our special one-off service arrangements are covered by separate contracts and accordingly, we have accounted for such contracts under AICPA Technical Practice Aid 5100.39. As noted in responses to Comments #2 and #3 above, we believe our special one-off service arrangements should not be viewed as part of a multiple-element arrangements.
* * * * * * *
With respect to all the preceding responses, we acknowledge the following:
•	We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this letter, we would appreciate the opportunity to discuss the comments with the Staff prior to issuance of another comment letter. Please direct any questions about this letter to me at (602) 504-5350 or Doug Reich, Senior Vice President and General Counsel at (602) 504-5055.
Very truly yours,
Thomas Liguori
Senior Vice President and
Chief Financial Officer

Cc:	William Keiper Doug Reich Steve Pidgeon (Snell & Wilmer L.L.P.)

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